United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2008

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Summary of the unanimous decisions taken at an extraordinary meeting of the Board of Directors of ARACRUZ CELULOSE S.A., held at 11 a.m. on December 23, 2008, at the company's offices situated on the 4th floor at no 2,277 Avenida Brigadeiro Faria Lima, in the city of São Paulo - SP.

Summary:

  In the light of the resignation, on November 19, 2008, of the titular board members Messrs. Haakon Lorentzen, Eliezer Batista da Silva and Luiz Aranha Corrêa do Lago, together with their respective substitutes Messrs. Mauro Agonilha, Carlos Jürgen Temke and Alex Harry Haegler, the ARACRUZ Board of Directors has decided to appoint, under the terms of article 16 of the company's by-laws and the provisions of clause 150 of Law no 6,404/76, as the replacements for two of the three empty posts Messrs. GILBERTO LARA NOGUEIRA and ISAAC SELIM SUTTON. The third post made vacant by the aforementioned resignations, along with those of the substitute members, will be filled at a later date.
  The titular board members thus appointed will exercise their respective mandates until the next General Meeting of the company's shareholders, and will be entitled to the same remuneration as that of the members they are replacing.

São Paulo, December 23, 2008.

Marcos Grodetzky
Investor Relations Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2008

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer